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                              April 30, 2024

       Jilliene Helman
       Chief Executive Officer
       RealtyMogul Income REIT, LLC
       10573 W Pico Blvd, PMB #603
       Los Angeles, CA 90064

                                                        Re: RealtyMogul Income
REIT, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed April 9, 2024
                                                            File No. 024-11877

       Dear Jilliene Helman:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A POS filed on April 9, 2024

       Plan of Distribution, page 144

   1. We note your response to prior comment 5. We are still considering your disclosure regarding the automatic
investment program.
       Index to Consolidated Financial Statements of RealtyMogul Income REIT, LLC, page F-1

   2. Please update your financial information pursuant to the instructions and requirements outlined within
paragraph (c) of Part F/S of Form 1-A.
       Exhibits

   3. We note your response to prior comment 6. Please explain the purpose for the exceptions in paragraph 2 of the
legal opinion or delete. Also delete the assumptions in paragraph
                                                        B of the legal opinion
as it relates to the company. For guidance, see sections II.B.1.a and
 Jilliene Helman
RealtyMogul Income REIT, LLC
April 30, 2024
Page 2
       II.B.3.a in Staff Legal Bulletin No. 19 (CF) dated October 14, 2011, which is available on our website.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameJilliene Helman
                                                             Division of
Corporation Finance
Comapany NameRealtyMogul Income REIT, LLC
                                                             Office of Real
Estate & Construction
April 30, 2024 Page 2
cc:       Lauren Prevost
FirstName LastName